Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
(1) REVISION OF CAPS FOR RELEVANT CONTINUING CONNECTED
TRANSACTIONS, (2) ADDITIONAL CONTINUING CONNECTED
TRANSACTIONS, (3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS,
(4) INCREASE IN AUTHORISED SHARE CAPITAL AND
(5) AMENDMENT TO BYE-LAWS
— DELAY IN DESPATCH OF CIRCULAR

The date for despatch of the Circular in relation to the (i) revision of caps for the Relevant Continuing Connected Transactions, (ii) Additional Continuing Connected Transactions and the New Caps, (iii) the Financial Assistance, (iv) increase in authorised share capital, and (v) amendment to Bye-Laws will be extended from Monday, 8 January 2007 to a date falling on or before Monday, 22 January 2007.
Reference is made to the announcement by the Company dated 15 December 2006 (the “Announcement”) relating to the revision of the annual caps for the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps, the provision of financial assistance to/by connected persons, the proposed increase in authorised share capital and proposed amendment to the Bye-Laws (collectively the “Matters”). Unless otherwise stated, terms used in this announcement shall have the same meaning as in the Announcement.
According to Rule 14A.49 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), a circular relating to the Matters (the “Circular”) has to be despatched to shareholders of the Company within 21 days after the publication of the Announcement, that is, on or before Monday, 8 January 2007. As additional time is required to finalise the statement of indebtedness for inclusion in the Circular as required by the Listing Rules, an application for a waiver from strict compliance with Rule 14A.49 of the Listing Rules has been made to the Stock Exchange for extension of time for the despatch of the Circular from Monday, 8 January 2007 to a date falling on or before Monday, 22 January 2007.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 8 January 2007

* for identification purposes only